FOR IMMEDIATE RELEASE	NASDAQ:TRIL
TSX: TRIL

TRILLIUM THERAPEUTICS TO UNVEIL ITS STING AGONIST PROGRAM AT THE AACR ANNUAL MEETING 2019

Toronto, March 27, 2019 - Trillium Therapeutics Inc. (Nasdaq/TSX: TRIL), a clinical-stage immuno-oncology company developing innovative therapies for the treatment of cancer, today announced it will be presenting preclinical data from its previously undisclosed STING agonist program at the Annual Meeting of the American Association for Cancer Research. The meeting will be held March 29 - April 3 in Atlanta, GA. Details of the poster presentation are listed below.

Title: "Preclinical characterization of a novel non-cyclic dinucleotide small molecule STING agonist with potent antitumor activity in mice"

Presenter: Zezhou Wang, Ph.D., Trillium Therapeutics Inc.

Date and Time: April 2, 2019 from 1:00 p.m. - 5:00 p.m. ET

Location: Georgia World Conference Center, Poster Section 12

Abstract Number: 3854

About Trillium Therapeutics:

Trillium is an immuno-oncology company developing innovative therapies for the treatment of cancer. The company's two clinical programs, TTI-621 and TTI-622, target CD47, a "do not eat" signal that cancer cells frequently use to evade the immune system. Trillium also has a proprietary fluorine-based medicinal chemistry platform that is being used to develop novel compounds directed at undisclosed immuno-oncology targets.

For more information visit: www.trilliumtherapeutics.com

Investor Relations:

James Parsons

Chief Financial Officer

Trillium Therapeutics Inc.

416-595-0627 x232

james@trilliumtherapeutics.com

Media Relations:

Jessica Tieszen

Canale Communications for Trillium Therapeutics

619-849-5385

jessica@canalecomm.com